EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 4250407, Israel

__________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders, or the Meeting, to be held at 10:00 a.m. (Israel time) November 29, 2017 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purpose:

To approve the grant of an additional 500,000 options to purchase Ordinary Shares of our Company to Mr. Dov Sella, our Chief Executive Officer.

Shareholders of record at the close of business on October 23, 2017 are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Each Ordinary Share is entitled to one vote upon the matter to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy is required to approve proposal1, except that the approval of proposal 1requires that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

This notice is being sent to shareholders in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000. The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is October 23, 2017.

We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the Meeting. Shareholders may also review the proxy statement on our company’s website at www.rada.com or at our principal executive offices at 7 Giborei Israel Street, Netanya, Israel, upon prior notice and during regular working hours (telephone number: +972- 9-8921111) until the date of the Meeting.

By Order of the Board of Directors,

Yossi Ben Shalom
Chairman of the Board of Directors

October 23, 2017

RADA ELECTRONIC INDUSTRIES LTD.

7 Giborei Israel Street,

Netanya 4250407, Israel

__________________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on November 29, 2017 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 25, 2017.

Purpose of Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: to approve the grant of an additional 500,000 options to purchase Ordinary Shares of our Company to Mr. Dov Sella, our Chief Executive Officer;

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our Ordinary Shares, as of the close of business on October 23, 2017, are entitled to notice of, and to vote in person or by proxy, at the Meeting. As of October 23, 2017, the record date for determination of shareholders entitled to vote at the Meeting, there were 29,982,127 outstanding Ordinary Shares.

●	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

●	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal

Each Ordinary Share entitles the holder to one vote upon each of the matters to be presented at the Meeting. An affirmative vote of the holders of a majority of the voting power represented and voting on the proposal in person or by proxy is required to approve it.

In addition, the approval of the proposal requires that the affirmative vote of the Ordinary Shares must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than two percent of the outstanding Ordinary Shares.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the matters voted on at the Meeting in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K through either of the following means:

●	reviewing our corporate news and SEC filings at: http://www.rada.com/corp/news.html.

●	reviewing our SEC filings through the SEC’s EDGAR filing system at: www.sec.gov.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of October 23, 2017 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding Ordinary Shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership
DBSI Investments Ltd. (2) (3)	11,803,671	33.8%
Phoenix Insurance Company(4)	2,769,762	7.9%
Howard P.L. Yeung (5)	1,786,009	5.1%

All directors and executive officers as a group (10 persons)	781,250	*

*	Less than 5%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The number of Ordinary Shares and the percentage of ownership are based on 29,982,127 Ordinary Shares issued and outstanding, including 2,818,132 Ordinary Shares issuable upon exercise of outstanding warrants of DBSI Investments Ltd. or DBSI.

(3)	Mr. Yossi Ben Shalom and Mr. Barak Dotan, by virtue of their relationship with and indirect interests in DBSI, may be deemed to control DBSI and consequently share the beneficial ownership of the 11,803,671 Ordinary Shares of the company beneficially owned by DBSI, including the right to jointly direct the voting of, and disposition of, such shares. Mr. Barak Dotan holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd., or BRYN. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (collectively referred to as the Dotans). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which the Dotans would be entitled by virtue of their shareholdings in BRYN, with the exception of the disposition of such shares. According to the terms of the power of attorney, the Dotans are required to give notice of not less than 90 days to (i) revoke the power of attorney, thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN. Mr. Yossi Ben Shalom holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd. The address of DBSI is 85 Medinat Hayehudim Street, Herzliya 4676670, Israel.

(4)	Held by The Phoenix Insurance Company Ltd. and its affiliate, Shotfut-Menayot-Israel-HaPhoenix Amitim Ltd., following a direct registered offering by the company of 1,904,762 Ordinary Shares on November 10, 2016. The address of The Phoenix Insurance Company is Derech Hashalom 53, Givataim, 5345433, Israel.

(5)	Based on a Schedule 13D/A filed by Howard P.L. Yeung on August 8, 2016 and information known to the company. Includes 1,560,995 outstanding Ordinary Shares held by an affiliated company of Mr. Yeung. In addition, although not presented on the Schedule 13D/A as an admission of beneficial ownership by Mr. Howard P.L. Yeung, we are including 225,015 Ordinary Shares held by Horsham Enterprises Ltd., a British Virgin Islands corporation jointly owned by Messrs. Howard P.L. Yeung and his brother, Kenneth Yeung. The address of Mr.. Yeung is 2202 Kodak House II, 39 Healthy Street, North Point, Hong Kong.

I. Approval of the Grant of Additional Options to our Chief Executive Officer

(Item 1 on the Proxy Card)

Mr. Dov Sella has served as our Chief Executive Officer since November 10, 2016.

Pursuant to the Israeli Companies Law, arrangements regarding the compensation of a company’s chief executive officer generally must be consistent with the Compensation Policy and further require the approval of the compensation committee, the board of directors and the shareholders, in that order.

In addition to the options to purchase 131,250 Shares that were granted to Mr. Sella on June 14, 2016 and the options to purchase 218,750 Ordinary Shares that were granted on November 10, 2016 and approved by our shareholders on January 15, 2017, our Audit Committee and Board of Directors have resolved to grant Mr. Dov Sella, our Chief Executive Officer, options to purchase 500,000 Ordinary Shares (the “Options”) at an exercise price of US$ 2.96 per share that will vest in four (4) equal annual installments. The options are granted pursuant to our 2015 Share Option Plan and are subject to its terms.

The 2015 Share Option Plan is publicly available and was filed with the SEC as Exhibit 4.3 to the compamy’s Registration Statement on Form S-8 dated August 24, 2016.

The proposed grant was approved by our Audit Committee (in its capacity as Compensation Committee) and Board of Directors, taking into account our compensation philosophy and objectives and the provisions of the Compensation Policy, including among other things, the belief that such grant creates an alignment of interests between the Chief Executive Officer and our shareholders and therefore it is for the best interests of the Company. In addition it is consistent with the terms of employment of chief executive officers in similar companies.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the grant of additional options to purchase 500,000 Ordinary Shares to Mr. Dov Sella in connection with his service as the chief executive officer of the Company, as set forth in the Proxy Statement for the Extraordinary General Meeting of Shareholders of November 29, 2017, is hereby ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company. In accordance with the Israeli Companies Law, we may grant Dov Sella the additional options to purchase 500,000 Ordinary Shares even if the resolution is not approved by the shareholders, provided that each of the Compensation Committee and the Board of Directors has re-approved the grant, and has provided detailed reasoning for their determination following a revised discussion of the grant and taking into account the non-approval by the shareholders.

By Order of the Board of Directors,

Yossi Ben Shalom
Chairman of the Board of Directors

Dated: October 23, 2017